

December 6, 2011

Samir N. Masri
President
Iron Sands Corp.
c/o Samir Masri CPA Firm P.C.
45 North Station Plaza
Suite 214
Great Neck, NY 11021

> **Re: Iron Sands Corp.**
> **Amendment No. 1 to Form 10-12G**
> **Filed November 7, 2011**
> **File No. 000-54477**

Dear Mr. Masri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Business Development, page 1

1.   We note your response to comment 2 in our letter dated September 7, 2011. Please disclose, if accurate, that you have no specific plan of operation and that you have not identified any specific milestones or established a specific timeline to meet any milestones.

Item 2. Financial Information.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 4

2.   We note your response to comment 3 in our letter dated September 7, 2011. Please revise your disclosure regarding incurred expenses to reconcile the discrepancy between the $30,085 amount referenced on page 5 and the $27,735 figure on page 10 under the Promoters and Certain Control Persons subheading.

3.   We note from your disclosure on page 5 that the Company has not received payment for the shares issued to NLBDIT Services on May 26, 2011 and that the payment date is unknown. Please disclose whether you have plans to cancel the shares if payment is not received by a certain date.

Item 7. Certain Relationships and Related Transactions

Promoters and Certain Control Persons, page 10

4.   We note your revised disclosure in response to comment 4 of our letter dated September 7, 2011, that Mr. Low, Sunrise and NLBDIT Enterprises "may be deemed" to be your promoters. Please note that Item 404(c) of Regulation S-K requires you to clearly identify your promoters. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney - Advisor

cc: David N. Feldman, Esq.
Richardson & Patel, LLP